SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,823,901 Net interest income 142,595 Loans and accounts receivables from customers and banks, net 39,618,276 Net fee and commission income 53,050 Loans and accounts receivables from customers at fair value, net 85,274 Result from financial operations 22,889 Financial instruments 8,184,205 Total operating income 218,534 Financial derivative contracts 12,381,090 Provision for loan losses (47,249) Other asset ítems 4,645,435 Support expenses (75,922) Total assets 66,738,181 Other results (7,636) Income before tax 87,727 Principal liabilities MCh$ Income tax expense (18,899) Deposits and other demand liabilities 13,479,331 Net income for the period 68,828 Time deposits and other time liabilities 17,093,599 Issued debt and regulatory capital instruments 10,037,285 Attributable to: Financial derivative contracts 12,488,889 Equity holders of the Bank 68,270 Other liabilities ítems 9,276,456 Non-controlling interest 558 Total equity 4,362,621 Total liabilities and Equity 66,738,181 Equity attributable to: Equity holders of the Bank 4,258,979 Non-controlling interest 103,642 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of January 31, 2025 The principal balances and results accumulated for the period ending January 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Enero de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Enero de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.823.901
Créditos y cuentas por cobrar a clientes y bancos	39.618.276
Créditos y cuentas por cobrar a clientes a valor razonable	85.274
Instrumentos financieros	8.184.205
Contratos de derivados financieros	12.381.090
Otros rubros del activo	4.645.435
Total Activos	**66.738.181**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.479.331
Depósitos y otras captaciones a plazo	17.093.599
Instrumentos de deuda y capital regulatorio emitidos	10.037.285
Contratos de derivados financieros	12.488.889
Otros rubros del pasivo	9.276.456
Total patrimonio	4.362.621
Total Pasivos y Patrimonio	**66.738.181**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.258.979
Interés no controlador	103.642

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	142.595
Ingresos netos de comisiones	53.050
Resultado de operaciones financieras	22.889
Total ingresos operacionales	**218.534**
Gasto de pérdidas crediticias	(47.249)
Gastos de apoyo	(75.922)
Otros resultados	(7.636)
Resultado antes de impuesto	**87.727**
Impuesto a la renta	(18.899)
Utilidad consolidada del periodo	**68.828**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	68.270
Interés no controlador	558

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?